Exhibit 21.1

Subsidiaries of Nvni

Group Limited

Legal Name	Jurisdiction of Incorporation
Nuvini S.A.	Brazil
Nuvini LLC	United States
Effecti Tecnologia WEB LTDA.	Brazil
Leadlovers Tecnologia LTDA.	Brazil
Ipe Tecnologia LTDA.	Brazil
Dataminer Dados, Informacoes E Documentos LTDA.	Brazil
OnClick Sistemas de Informacao LTDA.	Brazil
Simplest Software LTDA.	Brazil